January 8, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States
Securities and Exchange Commission
Washington, D.C. 20549

Mail Stop 6010

RE:	Enzon Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File Number: 000-12957

Dear Mr. Rosenberg:

By telephonic communication from the Staff of the Commission, the Staff provided a comment regarding the Form 10-K for the Fiscal Year Ended December 31, 2007 (the “Form 10-K”) of Enzon Pharmaceuticals, Inc. (the “Company”) filed February 29, 2008. Enclosed please find the response to this comment.

1.	Please refer to your response to comment # 3. Please revise your disclosure to clarify that the Company does not have any continuing involvement in the selling or marketing of PEG-Intron and has no impact over the future royalty stream of PEG-Intron. Please clarify that the payment was non-refundable and that the amount received is a fixed amount but is not dependant on the future royalty stream.

Response:

The Company confirms that it has no continuing involvement in the selling or marketing of PEG-Intron, has no impact over the future royalty stream of PEG-Intron, that the upfront payment of $92.5 million received was non-refundable, was fixed in amount and is not dependent on the future royalty stream of PEG-Intron. As requested by the Staff, the Company will include this additional disclosure in the 10-K filing for the year ended December 31, 2008.

We acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I can be of any further assistance, please do not hesitate to contact me at (908) 541-8759.

Very truly yours,

/s/ Craig A. Tooman
Craig A. Tooman
EVP Finance and CFO